UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2013

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2013

On August 30, 2013, the registrant issued a press release pertaining to its results of operations for the three month period ended June 30, 2013. Attached hereto is a copy of the press release. The financial and operational information contained in the press release is based on unaudited condensed consolidated financial statements presented in Chilean pesos and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in

2

these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By	/s/ Juan Manuel Parada
Name:	Juan Manuel Parada
Title:	Chief Financial Officer

Date: September 5, 2013

Second Quarter 2013
Revenues rose 14% (13% in USD)
Positive SSS across almost every division and country
Colombian supermarkets post SSS of 3.6%; average ticket rises 12.4%
Gross profit rose 15%; double-digit increase in gross profit in every division except Home Improvement
Gross margin reached 28.6% in 2Q13, the highest of the second quarter in the last two years
Adjusted EBITDA grew 19% and adjusted EBITDA margin grew 30 bps to 6.4%
Department store EBITDA rises 26.2% in Chile on Paris improvements and Johnson posted positive EBITDA

		Analysis by Business and Country	13
Contents		Capex	21
Financial Highlights 2Q13	2	Balance Sheet Summary	22

Cencosud Key Events for 2Q13	2	Debt Amortization Schedule (USD million)	22

Retail Market Commentary	3	Indebtedness	22

Financial Results	5	Cash Flow Summary	24

Overview 2Q13	5	Forward Looking Statements	27

Consolidated Performance	6	Reconciliation of Non-IFRS Measures to (Profit/Loss)	33

Financial Highlights 2Q13

■	Cencosud revenue increased 14% YoY in 2Q13 in CLP, with the consolidation of supermarkets in Colombia, and positive SSS in almost every division and country.

■	Cencosud added 175 stores and 4 shopping centers, with an increase of 18% in selling space versus 2Q12. Excluding the Colombia acquisition, Cencosud added 79 stores and 3 shopping centers.

■

Gross profit rose 14.8% in CLP, with a double-digit increase in every division except Home Improvement. Gross margin was flat at 28.6%, from 28.4% in 2Q12, despite the addition of the lower-margin Colombian supermarket business which is undergoing a rebranding process.

■	Operating Income decreased 4.1% in 2Q13 vs. 2Q12 due to lower income from the revaluation of assets. Excluding this revaluation, operating income increased 9.6% in 2Q13.

■

Department store operating income rose 53.4%, despite the costs associated with the opening of a new store in Peru. This performance was driven by the ongoing integration of Johnson and Paris stores in Chile, which also resulted in a 26.2% increase in Chile’s Department Store EBITDA.

■

Net income decreased 78% versus 2Q13, from CLP 36,167 million in 2Q12 to CLP 7,976 million in 2Q13, reflecting higher financial costs (CLP 8,786 million) mainly due to higher debt levels related to acquisitions as well as higher losses from foreign exchange variations (CLP 18,694 million). The results also reflect a 79% decrease in income from the revaluation of assets (CLP 14,330 million).

■

Adjusted EBITDA[1] reached CLP 159,355 million, up 19% YoY on increased adjusted EBITDA from the Financial Services and Shopping Centers divisions driven by the three months of operation of Costanera Center (inaugurated in June 12, 2012), and the consolidation of the Colombian supermarket operation.

1Please see “Reconciliation of Non-IFRS measures” starting on page 33 for a reconciliation of EBIT, EBITDA and Adjusted EBITDA to Profit/Loss. EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes. EBITDA is defined as EBIT plus depreciation and amortization expense. Adjusted EBITDA represents EBITDA as further adjusted to reflect foreign exchange differences, increases (decreases) on revaluation of investment properties and gains or (losses) from indexation. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of revenues.

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Cencosud Key Events for 2Q13

■

The Company made further progress in the consolidation and rebranding of the Carrefour Colombia supermarket assets. As of June 30, there are 8 Jumbo stores operating and the Company has closed 4 Maxi’s (cash & carry) stores, with plans to re-open them as home improvement stores. This rebranding effort is already yielding its results, as seen in the positive SSS for Colombian supermarkets in the quarter, after a negative figure in the first quarter as the Company cleared Carrefour inventory.

■

June 17th, 2013: Cencosud announced a binding agreement with Itaú Unibanco Holding S.A. for the joint development of the financial retail business in Chile and Argentina. This agreement is in line with the company strategy to focus on core retail businesses and to reduce its leverage following the acquisition of Carrefour Colombia. Under the terms of the agreement, Itaú Chile will acquire 51% of the shares of Cencosud Administradora de Tarjetas (CAT), Cencosud’s credit card operator in Chile. In Argentina, Cencosud will create a new entity, to which Itaú Argentina will contribute equity, to jointly develop the business. Additionally, in both countries Itaú will provide funding to finance 100% of the current credit portfolio and future growth. This releases resources and will allow the Company to attain stronger financial ratios. Cencosud will receive a total up-front cash payment of approximately USD$ 1,580 million, of which USD$ 280 million will be from the sale of 51% share of CAT and USD$ 1,300 million in the form of payment of the credit card portfolio funding[2]. Cencosud expects to receive the cash payments once this transaction is approved by the Chilean, Argentine and Brazilian Central Banks, likely to happen by the end of the second quarter 2014.

■	As of June 30, 2013 the Ownership Structure of the Company was:

Retail Market Commentary

Chile

Chile’s economy continued to decelerate, while still outpacing many regional peers. First quarter GDP grew 4.1% year-on-year, compared with 4.5% in the first quarter and 5.7% in the fourth quarter of 2012. In July, the Central Bank forecast that the economy will grow between 4 and 5% in 2013; compared with previous estimates as high as 5.5%.

2 All the figures mentioned above are based upon current portfolio. Final figures will be determined on the portfolio at the date of closing (after the approvals from the regulatory entities in Chile, Argentina and Brazil).

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Cencosud reported flat supermarket SSS in the quarter. This was partially the result of negative calendar impacts of Easter, which was celebrated in the first quarter of 2013 and the second quarter of 2012, as well as a primary election in Chile which closed 60% of Cencosud’s stores. Excluding these effects, Cencosud would have reported SSS in positive territory, as shown by the 4.0% increase in Chilean supermarket SSS tickets.

Argentina

The Argentine economy continues to experience high levels of inflation. The National Statistics Agency INDEC said prices rose 10.6% in July from a year earlier, while private estimates put the inflation rate significantly higher. In this high-inflation environment, shopping center sales rose 11.7% year-on-year in June according to INDEC, while supermarket sales also showed a double digit increase for the month. Sales at supermarkets were influenced by a price freeze on a basket of products, which began in February and ran through to the end of June.

Cencosud’s performance in the quarter broadly reflected the trends in the retail sector, with supermarket sales rising 14.4%, driven by a 21.3% increase in the size of the average ticket. Home Improvement SSS rose 30.9%.

Brazil

In Brazil, Latin America’s largest economy, the economy continues to slow, with growth forecast for 2.2% this year, according to a Central Bank survey. The retail sector, however, continues to outpace the overall economy, with a year-on-year increase in nominal revenue of 11.9% in June, according to data from IBGE (Instituto Brasileiro de Geografia e Estatistica). In the supermarket sector, sales rose in June and May after falling in April, according to data from ABRAS (Associacão Brasileira de Supermercados). June figures, which have not been released yet, may have been impacted by the street protests that occurred in that month.

Cencosud’s Brazilian supermarket operation reflected this mixed environment. The Company reported positive SSS at Prezunic and breakeven at Gbarbosa. Consolidated SSS were flat, due to underperformance at Bretas as a result of logistical issues and the changing product mix.

Peru

Peru’s economy continues to grow at a faster rate than many other Latin American countries, with year-on-year growth of 5.6% during the second quarter according to INEI (Instituto Nacional de Estadística e Informática), while inflation remains well-contained. Consumer spending on food and drinks for household consumption rose 2.6% in the quarter Cencosud’s supermarket same store sales in Peru rose 2.1% in the quarter, compared with 1.0% in the first quarter 2013.

Colombia

The retail sector in Colombia showed a marked acceleration in the second quarter of 2013. Retail sales, as measured by the Colombian statistics agency DANE (Departamento Administrativo Nacional de Estadistica) rose 4.1% in June, 5.2% in May and 5.7% in April, after rising by less than 1.5% for each of the first three months of the year. Consumer confidence, as measured by Fedesarrollo (Fundación para la Educación Superior y el Desarrollo3), reached a 16 month high in June. Cencosud’s performance, in the second full

3 Fedesarrollo is a non-profit private organization established in 1970 in Colombia dedicated to research on issues of economic and social policies. Fedesarrollo encourages, directly or indirectly, the economic and social development of the country through research, publications and discussions in different areas of public policy.

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quarter since the acquisition of Carrefour Colombia, reflected both the overall economic environment and the Company’s progress in rebranding the Carrefour stores: supermarket SSS rose 3.6% year-on-year, driven by a 12.4% increase in the size of the average ticket, after a 7.7% drop in Q1.

Financial Results

All figures are in Chilean pesos (CLP), except as otherwise provided, and presented in accordance with International Financial Reporting Standards (IFRS). Variations (%) refer to the comparison between 2Q13 and 2Q12.

The figures and variations (%) expressed in USD were converted from Chilean pesos based on end-of-period exchange rates of CLP 501.8 and CLP 507.2 as of 2Q12 and 2Q13, respectively.

The exchange rates at the end of June 2013 and June 2012, and the variations between 2Q13 and 2Q12 are:

Exchange Rate	30/06/2013	30/06/2012	% change Jun. 2013 vs. Jun. 2012
CLP / USD	507.2	501.8	1,1%
CLP / AR$	94.2	110.9	-15.1%
CLP / Colombian	0.26	0.28	-7.1%
CLP / Peruvian Nuevo Sol	182.4	188.5	-3.2%
CLP / Brazilian Real	227.4	250.1	-9.1%

Overview 2Q13

Figures in USD MM	2Q 2013	2Q 2012	Change (%)	Change in local currency (%)
Revenues	4,945	4,379	12.9%
Chile	1,876	1,739	7.9%	9.0%
Brazil	1,002	1,049	-4.5%	4.4%
Argentina	1,220	1,222	-0.2%	21.6%
Peru	371	349	6.2%	9.7%
Colombia	477	21	2168.2%	2373.5%
Operating Results	221	233	-5.1%
Net Income	16	72	-78.2%

Stores	1,099	920	19.5%
Selling Space (m2)	4,122,119	3,495,857	17.9%
Employees (full time-basis)	155,014	140,874	10.0%

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Consolidated Performance

Revenues

		Second Quarter				Six-Month, ended June 30th
	USD MM	CLP MM as of June 30th			USD	CLP MM as of June 30th			USD
	2013	2013	2012	Δ %	Δ %	2013	2012	Δ %	Δ %
Revenues	4,945	2,508,008	2,197,784	14.1%	12.9%	4,976,447	4,366,693	14.0%	15.2%
Supermarkets	3,688	1,870,195	1,620,307	15.4%	14.2%	3,732,722	3,236,210	15.3%	16.7%
Home Improvement	545	276,567	254,414	8.7%	7.6%	555,807	513,734	8.2%	36.0%
Department Stores	455	230,716	211,395	9.1%	8.0%	436,259	395,875	10.2%	9.4%
Shopping Centers	98	49,755	36,731	35.0%	33.6%	93,768	69,543	34.6%	11.3%
Financial Services	149	75,599	71,672	5.5%	4.4%	148,112	144,122	2.8%	3.9%
Others	11	5,336	3,265	63.4%	61.7%	9,940	7,210	37.9%	38.9%

Consolidated revenues were CLP 2,508 billion in the second quarter of 2013, compared with CLP 2,198 billion in the second quarter of 2012, a 14% increase YoY, This increase was driven by the acquisition of the Colombian supermarket operation, higher revenues from the home improvement, department store and shopping center divisions, These factors were partially offset by the impact of currency movements, which reduced the CLP revenue from our Argentinean, Brazilian and Colombian operations,

Supermarket revenues in 2Q13 increased 15,4% YoY, reaching CLP 1,870 billion, driven by the consolidation of the Colombian supermarket division (CLP 226,706 million), positive SSS in almost every country and the net opening of 73 new supermarkets in the region since June 2012 (excluding Colombia). Total supermarket selling space rose 32%. Excluding supermarkets acquired in Colombia from Carrefour, supermarket selling space rose 8%.

Home Improvement revenues increased 8,7% YoY, reaching CLP 277 billion in 2Q13. The growth reflects a 4.1% SSS increase in Chile, 30.9% SSS increase in Argentina, and the net opening of one Easy store in the region.

Department Store revenues totaled CLP 231 billion, up 9.1% YoY, driven by a strong performance of the Chilean operation, In Chile, Paris and Johnson had sales growth of 7.9% and 9.1% respectively, and a combined SSS increase of 2.9%, Paris Peru contributed CLP 2,152 million of sales in 2Q13, reflecting two openings this quarter. Paris Plaza Lima Norte opened May 31st and Paris Cajamarca started operating on June 28th; as a result, sales of these stores reflect a partial operation in the quarter. The first Peruvian Paris store was opened in Arequipa in late March 2013.

Shopping Center revenues grew 35.5% YoY, reaching CLP 50 billion driven by higher revenues from Chile. This is mainly explained by the revenues from Costanera Center, which was only in operation for 19 days in 2Q12, as well as the opening of 2 new shopping centers in the region (Salta in Argentina in 3Q12, Bajada Balta and Cerro Colorado in Peru in 3Q12 and 2Q13 respectively), and the addition of the real estate operations in Colombia.

Financial Services revenues increased 5.5% YoY, to CLP 76 billion, reflecting the integration of Colombian financial services and higher revenues from Peru, offset by lower revenues from Chile as the average portfolio (last twelve month) decreased in size.

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Revenues by Business4

Gross Margin

		Second Quarter				Six-Month, ended June 30th
	USD MM	CLP MM as of June 30th			USD	CLP MM as of June 30th			USD
	2013	2013	2012	Δ %	Δ %	2013	2012	Δ %	Δ %
Gross Profit	1,412	716,166	624,416	14.7%	13.5%	1,405,145	1,227,218	14.5%	15.8%
Supermarkets	900	456,498	403,588	13.1%	11.9%	911,861	800,321	13.9%	15.2%
Home Improvement	171	86,711	79,924	8.5%	7.4%	176,872	161,322	9.6%	11.0%
Department Stores	138	70,139	62,657	11.9%	10.8%	125,861	110,080	14.3%	15.4%
Shopping Centers	87	44,289	31,725	39.6%	38.0%	82,368	59,437	38.6%	39.9%
Financial Services	108	54,822	44,177	24.1%	58.4%	100,723	90,168	11.7%	28.5%
Others	7	3,754	2,345	60.1%	13.5%	7,507	5,891	27.4%	15.8%

Gross Margin (%)	28.6%	28.6%	28.4%			28.2%	28.1%

Gross margin for the quarter was slightly changed: 28.4% in 2Q12 compared with 28.6% in 2Q13, Margins improved in the Shopping Centers, Department Store and Financial Service divisions, offset by lower margins from the Supermarket division.

4Net revenues do not include revenues from the “Other” segment.

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Gross Margin5 by Business

Supermarket gross margin was 24.4% in 2Q13 compared with 24.9% in 2Q12, mainly due to the integration of supermarkets in Colombia, which currently has a lower gross margin than any other supermarket operation. Gross margin of supermarkets excluding Colombia was 25.1%. In addition, gross margin declined in the Argentinean operations due to the extension of the price freeze period applied by the government. The aforementioned was partially offset by an improved margin in Chile and Brazil, In the case of Chile the improvement reflects a better price strategy while the progress in Brazil is the result of an ongoing process to consolidate negotiations with suppliers.

Home Improvement gross margin remained stable at 31.4% in 2Q13, as stronger margins in Chile were offset by weaker margins in Argentina and Colombia. In the case of Chile, the increase was due to a higher contribution of the retail business which has a higher gross margin than the wholesale business. In the case of Argentina and Colombia, the slightly lower margin is related to larger contribution of the wholesale business which has a lower margin.

Department Stores gross margin increased from 29.6% in 2Q12 to 30.4% in 2Q13 reflecting a better performance from Johnson, while margins were stable at Paris. Johnson continues to show progress in its integration with Paris, and its margin gross improved 595 bps, to 33.4% in 2Q13, from 27.5% a year earlier.

Shopping Centers gross margin increased to 89.0% from 86.4% in 2Q12, mainly due to the increased participation of the Chilean shopping business and the integration of the Colombian real estate operation. In the case of Argentina, gross margin improved 380 bps YoY to 78.6% despite the 17% depreciation of the Argentine peso, In Peru, the division posted a gross margin of 95.5%, an increase of more than 10 percentage points, despite the impact of two openings.

Financial Services posted a gross margin of 72.5% in 2Q13 compared with 61.6% in 2Q12, reflecting higher margins in Chile, Argentina and Peru, which increased to 72.7%, 79.3% and 36.6% in 2Q13 from 61.4%, 76.3% and -2.2% in 2Q12 respectively. These improvements are mainly due to a decrease in cost of sales in Chile related to Mis Cuentas provision of CLP 1,300 million in 2Q12 which is not present in 2Q13, lower funding costs due to a lower rate and a different working capital methodology.

5Gross profit does not include gross profit from the “Other” segment.

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Selling, General and Administrative Expenses (SG&A)

		Second Quarter				Six-Month, ended June 30th
	USD MM	CLP MM as of June 30th			USD	CLP MM as of June 30th			USD
	2013	2013	2012	Δ %	Δ %	2013	2012	Δ %	Δ %
SG&A expenses	-1,199	-607,988	-526,686	15.4%	14.2%	-1,205,537	-1,010,578	19.3%	20.7%
Supermarkets	-812	-411,983	-346,179	19.0%	17.8%	-800,935	-669,625	19.9%	21.2%
Home Improvement	-150	-75,915	-70,469	7.7%	6.6%	-145,265	-131,144	10.8%	12.0%
Department Stores	-115	-58,307	-55,003	6.0%	4.9%	-116,747	-106,184	9.9%	11.3%
Shopping Centers	-22	-11,109	-5,691	95.2%	93.2%	-20,560	-13,317	54.4%	55.4%
Financial Services	-49	-24,843	-28,698	-13.4%	-14.3%	-69,586	-51,243	35.8%	39.0%
Others	-51	-25,832	-20,646	25.1%	23.8%	-50,445	-39,064	29.1%	30.6%

SG&A Margin (%)	-24.2%	-24.2%	-24.0%			-24.2%	-23.1%

SG&A expenses in 2Q13 were CLP 607,988 million, a 15.4% increase YoY, This increase reflected the Company’s increased revenues, the start-up of Department Store operation in Peru and the increase in personnel expenses in the supermarkets division, most notably in Argentina, The SG&A margin was slightly changed at 24.2%.

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Operating Income

		Second Quarter				Six-Month, ended June 30th
	USD MM	CLP MM as of June 30th			USD	CLP MM as of June 30th			USD
	2013	2013	2012	Δ %	Δ %	2013	2012	Δ %	Δ %
Operating Income	221	112,138	116,960	-4.1%	-5.1%	229,547	250,050	-8.2%	-7.2%
Supermarkets	93	47,351	58,506	-19.1%	-19.9%	114,832	133,069	-13.7%	-12.3%
Home Improvement	21	10,893	9,502	14.6%	13.4%	31,744	30,282	4.8%	6.6%
Department Stores	23	11,877	7,743	53.4%	51.8%	9,195	4,080	125.4%	124.1%
Shopping Centers	73	37,074	44,243	-16.1%	-17.1%	79,408	85,318	-6.9%	-5.6%
Financial Services	59	29,958	15,535	92.8%	90.8%	31,130	38,980	-20.1%	-22.1%
Others	-49	-25,015	-18,569	34.7%	33.3%	-36,763	-41,679	-11.8%	-12.1%

Operating Margin (%)	4.5%	4.5%	5.3%			4.6%	5.7%

Operating income in 2Q13 was CLP 112,138 million, a 4.1% decrease YoY, Excluding revaluation of assets, operating income grew 9.6% YoY, reflecting better results from the Financial Services and Shopping Center divisions, partially offset by lower operating income from supermarkets.

Operating Income 6 by Business

Supermarket operating income was CLP 47,352 million in 2Q13; compared with CLP 58,506 million in 2Q12, a 19.1% decrease YoY, The Company posted lower results from its Argentinean and Brazilian operations, affected by the depreciation of local currencies against the Chilean peso of 15.1% and 9.1% respectively. Additionally, Argentina’s operating income fell due to price freezes. Expenses were higher in both Argentina and Brazil, as a result of higher personnel expenses and in Argentina’s case, higher expenses related to services such as security and cleaning. Colombian supermarkets reported an operating income of CLP 1,878 million besides the negative effect of the Colombian peso’s depreciation against the Chilean peso.

Home Improvement operating income was CLP 10,893 million in 2Q13, an increase of 14.6% YoY. This was primarily due to better results from Argentina, where cost-cutting measures and the increased participation of the wholesale business helped reduce SG&A. In Chile, the openings of new stores (Costanera in June 2012, Bio Bio in August 2012 and Los Andes in December 2012) led to lower operating income, as SG&A costs were booked before any revenue was recognized.

Department Stores operating income increased 53.4% to CLP 11,877 million in 2Q13 from CLP 7,743 million in 2Q12. The result reflects the ongoing improvement in Johnson stores in Chile, showing a positive operating income versus a loss in the previous year, Peru contributed with an operating loss of CLP (720) million, due to the start of operations in Peru and the store openings in the quarter.

Shopping Center operating income decreased 16.2% in 2Q13 versus 2Q12; reaching CLP 37,074 million, as a result of lower income from revaluation of assets (78.7% lower in 2Q13 versus 2Q12). Excluding this effect, shopping center operating income increased 27.7% in 2Q13 versus 2Q12, largely as a result of the performance of Costanera Center and the inclusion of the parking services business in Chile.

6Operating income Graphics does not include income from the “Other” segment, other income by function and other gain (losses).

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Financial Services operating income increased 92.8% due to a higher result from Chile and Peru, and the contribution of the financial service operations from Colombia. These factors were partially offset by lower results from Argentina and Brazil. In the case of Chile the result is explained by lower operating expenses as well as a lower charge related to risk (the increase in the risk ratio is related to more conservative politics), and in the case of Peru due to higher revenues. The weaker results from Argentina and Brazil were mainly the result of the depreciation of local currencies against Chilean peso.

Non-Operating Income7

	Second Quarter				Six-Month, ended June 30th
		CLP MM as of June 30th
	USD MM				CLP MM as of June 30th
	2013	2013	2012	Δ %	2013	2012	Δ %
Non-Operating Income	-163	-82,443	-59,816	37.8%	-154,607	-107,721	43.5%
Participation in profit or loss of equity method associates	3	1,414	1,140	24.0%	2,769	2,240	23.6%
Net Financial Costs	-109	-55,135	-46,349	19.0%	-123,530	-93,326	32.4%
Income (loss) from foreign exchange variations	-55	-27,920	-9,226	202.6%	-30,203	-2,607	1058.7%
Result of indexation units	-2	-802	-5,381	-85.1%	-3,644	-14,029	-74.0%

In 2Q13, the Company registered a non-operating loss of CLP 82,443 million, compared to a non-operating loss of CLP 59,816 million in 2Q12. This result was mainly due to higher losses from foreign exchange variations, reflecting the Company’s exposure to USD which is 13% as of June 2013, and higher financial costs due to a higher financial debt.

Net Income

Net income for the quarter was CLP 7,976 million, a 78% decrease versus CLP 36,167 million recorded in 2Q12 primarily due to higher losses from foreign exchange variations and higher financial costs related to a higher debt, and lower income from the revaluation of assets versus 2Q12. Finally, the Company recognized higher income taxes related to Colombia8.

Cencosud S.A. and subsidiaries

Reconciliation of Unaudited condensed interim consolidated statements of income by function

	For the six month period ended June 30
	2013	2012
	Th CLP	Th CLP
Reconciliation of Statement of integral income
Net income reported in Chile	28,651,076	93,577,739
Plus: Litigation Provisioning (*)	20,000,000	-
Net income as adjusted	48,651,076	93,577,739
Basic earnings per share to controlling shareholders	10.5	40.0
Basic earnings per share as adjusted	18.0	40.0

7Non-Operating Income includes “Participation in profit or loss of equity method associates” that was previously included in Operating Income. The Chilean Superintendence of Securities and Insurance, “Superintendencia de Valores y Seguros” or SVS, published a new model presentation of financial Statements 2012, on March 21 2012, where by Operating Results now includes Other Gain (Losses).

8 Colombia has a different tax regimen, applying taxes over Equity.

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(*)Class action lawsuit against the company “Cencosud Administradora de Tarjetas SA” filed in December 2006, whose non-appealable final judgment was notified by the First Chamber of the Supreme Court of Chile, dated April 24, 2013. This is a preliminary estimate of the provision and still needs to be ratified by the Supreme Court of Chile after subsequent filings for interpretation, rectification and amendment are addressed by the court. The ruling requires the company to reimburse cardholders for excess maintenance fees charged since 2006 plus inflation adjustment and interest. For purposes of Chilean regulatory reporting, this amount has been recognized in the Statements of Integral Income by function as of March 31, 2013, under the line “Other expenses by function in the Financial Statements reported in Chile. For purposes of filing with the Securities and Exchange Commission, this amount was already included in the financial statements as of and for the year ended December 31, 2012 presented under Form 20-F.

EBITDA

	Second Quarter					Six-Month, ended June 30th
	USD MM	CLP MM as of June 30th			USD	CLP MM as of June 30th			USD
	2013	2013	2012	Δ %	Δ %	2013	2012	Δ %	Δ %
EBITDA	265	134,508	138,027	-2.5%	-3.6%	295,859	302,185	-2.1%	-0.8%
Supermarkets	164	83,209	79,355	4.9%	3.8%	184,509	173,848	6.1%	7.6%
Home Improvement	31	15,737	13,777	14.2%	13.0%	41,346	38,788	6.6%	8.3%
Department Stores	36	18,124	14,916	21.5%	20.2%	21,327	17,305	23.2%	22.8%
Shopping Centers	76	38,664	45,820	-15.6%	-16.5%	83,236	88,444	-5.9%	-4.5%
Financial Services	61	30,955	16,507	87.5%	85.6%	33,062	40,528	-18.4%	-20.3%
Others	-103	-52,182	-32,348	61.3%	59.6%	-67,621	-56,728	19.2%	18.5%

EBITDA Margin (%)	5.4%	5.4%	6.3%			5.9%	6.9%

Consolidated EBITDA for the quarter decreased 2.5% reaching CLP 134,508 million, compared to CLP 138,027 million in 2Q12 mainly due to a lower EBITDA coming from our shopping center division, affected by a 79% decrease in income from the revaluation of assets., Adjusted EBITDA, which excludes the impact of the revaluation of assets, grew 19% YoY to CLP 159,355 million, with a margin of 6.4%.

Supermarkets EBITDA was CLP 83,209 million in 2Q13, in comparison to CLP 79,355 million in 2Q12, a 4,9% increase YoY, as a result of the consolidation of supermarkets Colombia and an 3.2% EBITDA increase in Chilean supermarket operations. These factors were partially offset by lower results from the Argentine and Peruvian operations related to the depreciation of local currencies against the Chilean peso, as well as higher SG&A mainly from higher salary and service expenses in Argentina and higher SG&A related to new stores in Peru.

Home Improvement EBITDA reached CLP 15,737 million in 2Q13, a 14.2% increase versus the same period in 2012, largely driven by a stronger performance in Argentina. This improvement in Argentina was the result of a higher contribution of the wholesale business as well as greater efficiency in personnel expenses, partially offset by the impact of currency movements. In Colombia EBITDA fell due to currency movements and the costs associated with the opening of one new store.

Department Store EBITDA reached CLP 18,124 million in 2Q13, a 21.5% increase versus the same period in 2012, reflecting a better performance from the Chilean operations which increased 26.2% YoY due to a 12% improvement in Paris and the positive contribution of Johnson (CLP 842 million). The strong result in Chile was partially offset by an EBITDA loss of Paris Peru, reflecting the cost structure required to start operations in this new market.

Shopping Center EBITDA reached CLP 38,709 million in 2Q13, a 15,5% decrease versus the same period in 2012, mainly due to a lower EBITDA from Chile and Peru, partially offset by a stronger performance in Argentina. Excluding the revaluation of assets effect, shopping center’s adjusted EBITDA reached CLP 34,834 million, a 26.1% increase.

Financial Service EBITDA reached CLP 31,460 million in 2Q13, a 90.6% increase versus 2Q12 mainly because of a higher EBITDA coming from Chilean operations explained by lower operating expenses, and a lower charge related to risk, and to the consolidation of the Colombian financial services operation which contributed with CLP 3,038 million.

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Analysis by Business and Country

Hypermarkets & Supermarkets

SUPERMARKETS SELLING SPACE				HYPERMARKETS SELLING SPACE				OTHERS SELLING SPACE
Square Meters as of June 30th				Square Meters as of June 30th				Square Meters as of June 30th
	N° of Stores	Selling space	% leased		N° of Stores	Selling space	% leased		N° of Stores	Selling space	% leased
Chile	177	247,568	68%	Chile	44	287,583	27%	Chile
Argentina	266	362,399	53%	Argentina	24	155,583	8%	Argentina
Peru	73	170,331	47%	Peru	14	90,705	43%	Peru
Brazil	174	390,107	97%	Brazil	37	139,099	81%	Brazil	150	17,811	100%
Colombia	75	412,634	12%	Colombia	21	4,065	100%	Colombia	79	13,692	14%
Total	765	1,583,038		Total	140	677,034		Total	229	31,503

Chile

CHILE – HYPERMARKETS & SUPERMARKETS*
Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2013	2.6%	-0.2%			1.1%
2012	6.6%	5.0%	5.2%	2.8%	5.8%	5.6%	4.8%
2011	5.4%	4.4%	4.6%	4.6%	4.9%	4.8%	4.7%
N° Same Store Tickets
2013	-3.6%	-4.1%			-4.0%
2012	9.2%	-2.5%	-1.9%	-4.1%	3.3%	1.5%	0.0%
2011	4.7%	-2.2%	-3.6%	-2.5%	1.2%	-0.5%	-1.1%
SS Average Ticket Nominal
2013	6.4%	4.0%			5.4%
2012	-2.4%	7.6%	7.2%	7.3%	2.4%	4.0%	4.8%
2011	0.7%	6.7%	8.5%	7.3%	3.7%	5.3%	5.8%

* Measured in local currency

SSS in Chile decreased mainly due to the effect of Easter week, which in 2012 was celebrated in April and in 2013 was in March. This caused a high comparison 2Q in 2012 and a lower one in 2013. The second effect was the primary election in Chile, which took place in June 30, a Sunday and the last day of the month, in which the Company had to close roughly 60% of the stores.

Argentina

ARGENTINA – HYPERMARKETS & SUPERMARKETS
Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2013	15.0%	14.4%			14.7%
2012	22.3%	19.2%	17.7%	15.9%	20.6%	19.6%	18.5%
2011	23.8%	23.0%	22.9%	22.8%	23.4%	23.2%	22.5%
N° Same Store Tickets
2013	-5.8%	-5.7%			-5.7%
2012	-0.8%	-0.8%	-1.3%	1.6%	-0.8%	-2.0%	-0.5%
2011	-4.7%	-4.9%	-4.3%	-2.4%	-4.8%	-4.6%	-4.1%
SS Average Ticket Nominal
2013	22.1%	21.3%			21.7%
2012	23.3%	20.2%	19.3%	14.2%	21.6%	22.0%	19.0%
2011	29.8%	29.4%	28.5%	25.8%	29.6%	29.2%	28.3%

* Measured in local currency

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Brazil

BRASIL – HYPERMARKETS & SUPERMARKETS
Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2013	2.3%	0.0%			1.1%
2012	2.6%	1.7%	-2.8%	0.5%	2.2%	0.5%	0.5%
2011	4.6%	3.5%	0.0%	-0.3%	4.0%	2.5%	1.4%
N° Same Store Tickets
2013	-7.7%	-9.1%			-8.4%
2012	-3.1%	-4.4%	-6.1%	-5.2%	-3.7%	-4.5%	-4.7%
2011	-2.0%	5.7%	0.9%	-12.9%	1.8%	1.5%	-4.4%
SS Average Ticket Nominal
2013	10.9%	10.0%			10.4%
2012	5.9%	6.4%	3.6%	6.0%	6.1%	5.2%	5.4%
2011	6.7%	-2.1%	-0.9%	14.4%	2.2%	1.0%	6.2%

  * Measured in local currency

  * Excludes Prezunic in the last two years, Since 1Q13 includes Prezunic

Brazil breakeven SSS is explained by a better performance in Gbarbosa and Prezunic partially offset by a negative SSS in Bretas (-7.2%) due to challenges in logistics and the mix of products that the Company is in process of resolving.

Peru

PERU – HYPERMARKETS & SUPERMARKETS
Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2013	1.0%	2.1%			1.5%
2012	8.6%	4.3%	1.8%	2.8%	6.4%	4.8%	4.2%
2011	1.7%	4.5%	10.4%	8.7%	3.1%	5.6%	6.5%
N° Same Store Tickets
2013	-3.7%	-4.4%			-4.1%
2012	1.5%	0.2%	-1.2%	0.8%	0.8%	0.1%	0.2%
2011	-2.2%	-1.8%	0.0%	0.8%	-2.0%	-1.3%	-0.8%
SS Average Ticket Nominal
2013	4.9%	6.9%			5.8%
2012	7.0%	4.1%	3.1%	2.0%	5.5%	4.7%	4.0%
2011	3.9%	6.5%	10.4%	7.8%	5.2%	7.0%	7.3%

  * Measured in local currency

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Colombia

The Colombian supermarket operation had a SSS increase of 3.6% in 2Q13 compared with 2Q12, reflecting a 7.8% decrease in the number of same store tickets and a 12.4% increase of same store average ticket nominal. This improvement is because in the second quarter the Company finished the inventory clearance and a better performance from Metro stores.

COLOMBIA -SUPERMARKETS
Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2013	-7.7%	3.6%			-2.7%
N° Same Store Tickets
2013	-2.4%	-7.8%			-5.1%
SS Average Ticket Nominal
2013	-5.4%	12.4%			2.6%

Home Improvement Stores

HOME IMPROVEMENT SELLING SPACE
Square Meters as of June 30th
	N° of Stores	Selling space	% leased
Chile Easy	31	299,806	3%
Argentina Easy	39	355,428	28%
Argentina Blaisten	8	13,639	25%
Colombia Easy	5	45,260	60%
Total	83	714,133

Chile

EASY CHILE – HOME IMPROVEMENT*
Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2013	7.2%	4.1%			5.7%
2012	3.1%	7.8%	8.6%	6.2%	5.3%	6.4%	6.3%
2011	11.2%	1.7%	1.6%	4.8%	6.4%	4.9%	4.9%
N° Same Store Tickets
2013	0.5%	0.9%			0.7%
2012	0.9%	-0.1%	1.6%	-2.3%	0.4%	0.8%	0.0%
2011	11.0%	5.1%	5.8%	5.2%	8.0%	7.3%	6.7%
SS Average Ticket Nominal
2013	6.6%	3.1%			4.9%
2012	2.1%	7.9%	6.9%	8.7%	4.9%	5.5%	6.4%
2011	0.2%	-3.2%	-4.0%	-0.4%	-1.5%	-2.3%	-1.7%

  * Measured in local currency

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Argentina

EASY ARGENTINA – HOME IMPROVEMENT
Nominal Same Store Sales		Q1	Q2	Q3	Q4	6M	9M	12M
	2013	25.3%	30.9%			28.1%
	2012	30.0%	31.0%	28.3%	19.5%	30.5%	29.7%	26.6%
	2011	28.0%	26.2%	34.2%	38.3%	27.1%	29.7%	32.3%
N° Same Store Tickets
	2013	-3.4%	-1.8%			-2.7%
	2012	2.8%	4.4%	-0.5%	-8.7%	3.6%	2.2%	-8.6%
	2011	1.1%	1.5%	5.0%	10.0%	1.3%	2.6%	4.6%
SS Average Ticket Nominal
	2013	29.8%	33.4%			31.6%
	2012	27.0%	25.5%	29.0%	30.8%	26.0%	27.0%	38.5%
	2011	26.6%	24.3%	27.8%	25.8%	25.5%	26.4%	26.5%

  * Measured in local currency

  SSS excludes Blaisten

Colombia

EASY COLOMBIA – HOME IMPROVEMENT
Nominal Same Store Sales		Q1	Q2	Q3	Q4	6M	9M	12M
	2013	-3.5%	0.4%			-1.6%
	2012	11.2%	5.3%	10.2%	-7.6%	8.3%	8.9%	4.1%
	2011	6.7%	12.1%	11.6%	13.9%	10.3%	10.8%	11.8%
N° Same Store Tickets
	2013	-0.7%	-0.8%			-0.7%
	2012	5.9%	2.3%	3.9%	-6.6%	4.1%	4.0%	1.0%
	2011	-10.9%	-10.3%	-5.5%	-2.0%	-10.5%	-8.5%	-6.5%
SS Average Ticket Nominal
	2013	-2.8%	1.2%			-0.9%
	2012	5.0%	3.0%	6.0%	-1.0%	4.0%	4.7%	3.1%
	2011	19.8%	24.9%	18.0%	16.2%	23.2%	21.1%	19.6%

  * Measured in local currency

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Department Stores

DEPARTMENT STORE SELLING SPACE
Square Meters as of June 30th
	N° of Stores	Selling space	% leased
Chile Paris	40	261,799	63%
Chile Johnson	38	112,546	97%
Peru Paris	3	16,831	67%
Total	81	391,176

CHILE – DEPARTMENT STORES
Nominal Same Store Sales		Q1	Q2	Q3	Q4	6M	9M	12M
	2013	4.9%	2.9%			3.8%
	2012	9.4%	5.5%	5.2%	2.7%	7.3%	6.6%	5.3%
	2011	17.9%	-1.9%	3.5%	4.7%	6.4%	5.4%	5.2%
N° Same Store Tickets
	2013	4.1%	6.5%			5.2%
	2012	3.3%	-0.6%	-0.1%	0.1%	1.4%	0.9%	0.6%
	2011	17.4%	2.0%	-0.3%	-0.1%	9.4%	6.0%	3.9%
SS Average Ticket Nominal
	2013	0.8%	-3.4%			-1.3%
	2012	5.7%	6.2%	5.3%	2.6%	5.9%	5.6%	4.7%
	2011	0.4%	-3.9%	3.8%	4.8%	-2.7%	-0.5%	1.2%

  * Measured in local currency

  ** SSS excludes Umbrale & Foster,

  *** SSS includes Johnson since 1Q13

Shopping Centers

SHOPPING CENTERS LEASED AREA
Square Meters as of June 30th
	N° Shopping Centers	Selling Space
Chile	10	429,866
Argentina	15	235,544
Peru	4	62,714
Colombia	1	28,614
Total	30	756,737

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Occupancy Rates	2Q13	2Q12
Shopping Argentina	97.4%	98.5%
Shopping Chile	96.4%	94.0%
Shopping Peru	87.3%	98.0%

The lower occupancy rate in Peru is related to the opening of the new shopping center Cerro Colorado in Arequipa.

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Financial Services

Chile9

FINANCIAL RETAIL OPERATION					BANCO PARIS OPERATION

Credit Card Loan Portfolio ( MM US$)[10]					Bank Loan Portfolio ( MM US$)[11]

	Q1	Q2	Q3	Q4		Q1	Q2	Q3	Q4

2013	909	819			2013	283	276
2012	862	819	859	938	2012	278	265	270	274
2011	847	881	768	861	2011	316	325	298	270

Credit Card Provisions / Loans					Bank Provisions / Loans

	Q1	Q2	Q3	Q4		Q1	Q2	Q3	Q4

2013	7.90%	8.40%			2013	7.10%	7.05%

2012	7.60%	7.90%	8.00%	6.90%	2012	6.30%	6.30%	6.60%	6.90%

2011	7.20%	7.50%	7.50%	7.20%	2011	6.50%	6.10%	6.10%	6.10%

Credit Card Average loan per customer					Bank Average loan per customer ($)

	Q1	Q2	Q3	Q4		Q1	Q2	Q3	Q4

2013	278,311	276,755			2013	995,047	973,278

2012	260,853	257,918	256,281	274,998	2012	1,136,057	1,116,993	1,065,828	1,029,487

2011	238,800	241,236	245,951	274,083	2011	1,217,444	1,242,053	1,211,094	1,180,913

Credit Card Write-Offs Net / Loans[12]					Bank Write-Offs Net / Loans

	Q1	Q2	Q3	Q4		Q1	Q2	Q3	Q4

2013	10.10%	9.64%			2013	2.90%	2.50%

2012	12.80%	12.20%	12.90%	12.40%	2012	4.00%	3.70%	3.50%	3.40%

2011	6.50%	7.00%	8.20%	8.90%	2011	4.50%	4.00%	3.80%	3.60%

Credit Card Write-Offs Net ( MM $)					Bank Write-Offs Net ( MM $)

	Q1	Q2	Q3	Q4		Q1	Q2	Q3	Q4

2013	10,921	20,503			2013	977	1,683

2012	13,720	25,677	40,391	51,822	2012	1,357	2,478	3,518	4,472

2011	6,608	14,231	25,001	36,385	2011	1,687	3,017	4,233	5,363

Credit Card Duration (days)

	Q1	Q2	Q3	Q4

2013	128	128

2012	148	144	136	128

2011	161	162	158	151

Monthly statements of account issued in Chile (thousands) (Credit card)

	Q1	Q2	Q3	Q4

2013	1,698	1,639

2012	1,759	1,719	1,724	1,717

2011	1,826	1,825	1,819	1,759

*Measured in Thousands,

9 Chilean figures do not include Johnson portfolio total approximately USD 3.5 million.

10 The loan portfolio and stock of provisions includes 100% of the portfolio in Chile, including CLP 102,376 million of the portfolios sold to Banco Paris as of June, 2013.

11 The Bank’s loan portfolio excludes the purchase of the portfolio to the credit card operations.

12 Corresponds to the net write offs of recovery annualized measured over the average loan portfolio for the period

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% Sales With Credit Cards Over Total Sales
		Q1	Q2	Q3	Q4
Hypermarkets – Chile	2013	17.3%	17.2%
	2012	18.0%	18.7%	18.5%	19.0%
	2011	20.5%	21.4%	20.4%	19.8%

Supermarkets - Chile	2013	7.4%	6.8%
	2012	7.5%	7.8%	8.4%	8.5%
	2011	8.1%	8.6%	7.9%	7.9%

Department stores - Chile	2013	44.5%	47.3%
	2012	46.9%	50.0%	50.0%	51.0%
	2011	50.5%	55.8%	52.6%	53.6%

Home Improvement - Chile	2013	19.9%	19.9%
	2012	19.6%	19.2%	19.3%	21.3%
	2011	20.7%	21.6%	20.4%	20.5%

Argentina

Credit Card Loan Portfolio (USD MM)
		March	June	Sep	Dec
Argentina	2013	277	279
	2012	239	237	242	271
	2011	185	193	205	243

Credit Card Provisions / Loans (9)
		Q1	Q2	Q3	Q4
Argentina Risk ratio	2013	5.4%	4.9%
	2012	6.9%	6.0%	6.0%	6.3%
	2011	8.4%	10.0%	10.1%	7.6%

% Sales With Credit Cards Over Total Sales
		Q1	Q2	Q3	Q4
Total Retail - Argentina	2013	11.4%	12.4%
	2012	9.8%	10.7%	10.6%	12.0%
	2011	8.9%	9.1%	9.8%	11.6%

Hyper/Supermarkets-Arg	2013	9.2%	10.3%
	2012	7.9%	8.7%	8.7%	10.0%
	2011	6.8%	7.3%	7.9%	9.1%

Home Improvement - Arg	2013	18.5%	19.1%
	2012	16.0%	17.1%	16.5%	19.1%
	2011	14.9%	15.0%	15.3%	18.2%

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Peru
Credit Card Loan Portfolio (MM US$)
		Q1	Q2	Q3	Q4
Peru	2013	75	79
	2012	44	49	56	72

Credit Card Provisions / Loans
		Q1	Q2	Q3	Q4
Peru Risk ratio	2013	14.5%	15.2%
	2012	11.5%	15.5%	13.6%	13.9%

% Sales With Credit Cards Over Total Sales
		Q1	Q2	Q3	Q4
Hyper/Supermarkets	2013	8.9%	10.1%
	2012	7.6%	8.6%	8.3%	8.5%
	2011	5.2%	8.1%	6.8%	7.0%

Brazil

% Sales With Credit Cards Over Total Sales
		Q1	Q2	Q3	Q4
Hyper/Supermarkets	2013	41.7%	43.5%
	2012	41.1%	42.3%	42.2%	44.7%
	2011	42.0%	44.0%	44.2%	43.5%
Credit Card Loan Portfolio (M Reales)
		March	June	Sep	Dec
Brazil	2013	449,138	457,827
	2012	425,992	432,652	411,920	454,243
	2011	385,201	405,635	410,605	438,790
Credit Card Provisions / Loans
		Q1	Q2	Q3	Q4
Brazil Risk ratio	2013	6.1%	7.2%
	2012	6.4%	7.1%	6.9%	5.8%
	2011	2.8%	3.7%	4.1%	3.9%

Capex

Cencosud’s total funds used in investment activities amounted to CLP 77,252 million in 2Q13. Capex related to organic growth in 2Q13 was CLP 94,576 million, compared to CLP 176,325 million in 2Q12.

Store Openings

In 2Q13, the Company had fourteen net store openings and one shopping center opening. In Chile, the Company opened 4 Santa Isabel supermarkets, and 1 Paris department store. In Argentina, the Company opened 1 Vea supermarket, and in Peru, 2 department stores and 1 shopping center. Finally, in Colombia Cencosud opened 1 Easy store, Lo Prado, and in Brazil the company had 5 supermarket openings, 2 Bretas and 3 Gbarbosa.

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	Stores (n°)				Sellings Space (m2)

	Supermarkets	Home Improvement	Department Stores	Shopping Centers	Supermarkets	Home Improvement	Department Stores	Shopping Centers

Chile	4		1		7.543		4.293

Argentina	1				1.197

Brasil	5				11.949

Peru			2	1			11.290	12.219

Colombia		1				8.200
	10	1	3	1	20.689	8.200	15.583	12.219

At the end of June 2013 Cencosud operated 1,069 stores and 30 shopping centers, including supermarkets in Colombia.

The total increase of selling area in 2Q13 versus 2Q12 is 626,261 sq, meters, a 17.9% increase, after taking into account the remodeling of retail stores and shopping centers, and including the selling space of Carrefour Colombia.

Balance Sheet Summary

Total assets decreased by CLP 104 billion to CLP 9,618 million compared to December 31, 2012. This decrease is mainly due to the drop in Cash & cash equivalents after the payment of the bridge loan to JP Morgan. Goodwill dropped another CLP 54 billion explained by the acquisition of Prezunic in Brazil and Carrefour in Colombia. Finally, Trade receivables and other receivables dropped CLP 48 billion explained by a lower portfolio from our financial retail operations and the devaluation of foreign currencies against the Chilean peso. All the aforementioned was partially offset by higher inventory, investment properties and deferred taxes.

Financial liabilities decreased CLP 630 billion compared to December 2012, due to the payment of the remaining portion of JPM bridge loan (related to the acquisition of Carrefour) with US 1,500 million of the proceeds from the capital increase (the bridge loan was paid on March 19th, 2013).

Debt Amortization Schedule (USD million)

Indebtedness

Historically the main financing sources for the company have been domestic and international capital markets, both debt and equity and bank loans. As of June 30 2013, liabilities payable (not considering Banco Paris) reached CLP 5,245,204 million, with a reduction of 13.4% compared to December 31, 2012, mainly due to the end of the capital increase in March this year.

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On October 17, 2012 the Company entered into a Bridge Loan of USD 2,500 million with JP Morgan to finance the acquisition of Carrefour Colombia, the second largest supermarket player in the country. On December 6, 2012 the company issued a 10 year Bond 144A Reg-S for USD 1,200 million and an annual coupon rate of 4.875%. The proceeds of this issuance were used to prepay USD 1,000 million of the Bridge Loan with JP Morgan and USD 150 million to prepay the Syndicate Credit “Gbarbosa” which had January 11, 2013 as the original due date. With the pre-payment of this latter credit, the company is free of maintaining the financial covenant Net Debt / EBITDA <4.25 times. The remaining of the bridge loan with JP Morgan (USD 1,500 million) was paid in March 19th, 2013 with proceeds from the capital increase.

As a consequence of the operations mentioned previously, plus the consolidation of Carrefour Colombia’s debt (app. USD 170 million), net financial debt, without considering banking activities increased from CLP 2,353,194 million as of June 30, 2012 to CLP 2,502,605 million for the same period in 2013, which explains the change in the financial ratios.

Financial Ratios13

(in times)	Jun-13	Jun-12
Financial debt / Ebitda	3.62	3.77
Financial Expense Ratio	3.11	4.03
Financial Debt / Equity	0.61	0.80
Total Liabilities / Equity	1.28	1.54
Current Assets / Current Liabilities	0.87	0.79

Please note:

—	These financial ratios do not necessarily represent financial covenants associated to debt contracts and Bonds, and these are displayed for information purposes only.
—

The ratios shown above do not include the assets and liabilities of Cencosud banking activities; therefore the assets and liabilities from banking activities are not considered in the Company’s financial covenants.

—

EBITDA used in the calculation of these ratios only consider the month of December to January of Jumbo supermarket operations in Colombia. According to the Company’s debt contracts, the covenants which have an EBITDA calculation have to be adjusted incorporating the pro-forma EBITDA of a year of Jumbo operations in Colombia.

The Company’s liquidity presents a raise compared to June 2012, going from 0,79 times to 0,87 times the ratio “Current Assets/Current Liabilities” and the acid test maintains in 0,48 times,

Interest rate risk

As of June 30, 2013, including the cross currency swaps, 56% of the financial debt of the Company was at fixed interest rates, primarily short-term debt and bonds. The remaining percentage of debt was at variable interest rates. Of the variable-rate debt, 100% is indexed to local interest rates (either by its original terms or under derivative arrangements). These percentages include all the Cross Currency Swaps. The Company’s hedging policy also provides for the periodic review of exposure to exchange rate and interest rate risks.

Currency Hedges

In the countries in which Cencosud operates, the majority of costs and revenues are denominated in local currencies. The majority of the Company’s debt is denominated in Chilean peso. As of June 30, 2013,

13The financial indicators set out do not mean they are 100% associated to financial covenants of our debt agreements and bonds. According to our debt agreements the company does not consider assets and liabilities of the banking operations.

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roughly 45% of consolidated financial debt was denominated in US dollars; of the total financial debt in dollars, 70% was covered using Cross Currency Swaps or other Exchange rate hedges. The policy of the company consists of covering the risk caused by variations in exchange rate on the position of net payable liabilities in foreign currency through market instruments designed for such purposes. With respect to the latter, if we look at the hedges of exchange rate hedging (Cross Currency Swaps), the Company’s exposure to the US dollar is 13% of the total debt of the Company.

Cash Flow Summary

as of June 30th 2013 MM CLP	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
Supermarkets	58,705	-148,979	1,869	-88,404
Shopping Centers	22,297	-37,665	24,224	8,856
Home Improvement	2,273	-10,753	-687	-9,167
Department Stores	25,499	-7,632	-38,621	-20,754
Financial Service	7,167	-13,941	-8,046	-14,819
Others	-39,847	35,029	5,633	814
Consolidated	76,094	-183,940	-15,628	-123,474

as of June 30th 2012 MM CLP	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
Supermarkets	46,953	-519,622	425,266	-47,402
Shopping Centers	61,878	-105,210	47,630	4,299
Home Improvement	6,805	-18,810	12,186	181
Department Stores	23,783	-26,532	11,602	8,852
Financial Service	38,109	-3,370	-41,786	-7,047
Others	-33,528	-5,472	40,850	1,850
Consolidated	144,000	-679,017	495,749	-39,268

Cash flows for the six months ended June 30, 2013 compared to the six months ended June 30, 2012

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a negative net cash flow of CLP 123,474 million for the six months ended June 30, 2013 compared to a negative net cash flow of CLP 39,268 million for the six months ended June 30, 2012.

Operating activities: Our net cash flows from operations decreased to CLP 76,094 million for the six months ended June 30, 2013 from CLP 144,000 million for the six months ended June 30, 2012. Variation was primarily due to:

Supermarkets: Our net cash flows from supermarket operations increased 25% to CLP 58,705 million for the six months ended June 30, 2013 from CLP 46,953 million for the six months ended June 30, 2012. The variation was primarily due to higher charges related to the sale of goods and services in Chile partially offset by the depreciation of foreign currencies against the Chilean peso.

Home Improvement: Our net cash flows from home improvement operations decreased 66.6% to CLP 2,273 million for the six months ended June 30, 2013 from CLP 6,805 million for the quarter ended June 30, 2012. The variation was primarily due to higher payment to suppliers in Argentina.

Department Stores: Our net cash flows from department store operations increased 7.2% to CLP 25,499 million for the six months ended June 30, 2013 from CLP 23,783 million for the six months ended June 30, 2012. The variation was primarily due to a better performance from Johnson stores.

Shopping Centers: Our net cash flows from shopping center operations decreased 64.0% to CLP 22,297 million for the six months ended June 30, 2013 from CLP 61,878 million for the six months ended June 30, 2012. The variation was primarily due to the devaluation of foreign currencies against the Chilean peso.

Financial Services: Our net cash flows from financial service operations decreased to CLP 7,167 million for the six months ended June 30, 2013 from CLP 38,109 million for the six months ended June 30, 2012. The variation was primarily due to a smaller twelve month average loan portfolio in Chile, the effect of depreciation of foreign currencies against the Chilean peso and a lower cash generation in Peru because of the buildup of the portfolio.

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Investing Activities: Our net cash flows from investing activities amounted to CLP (183,940) million for the six months ended in June 30, 2013 from CLP (679,017) million for the six months ended June 30, 2012. This change was mainly due to:

Supermarkets: Our net cash flows from supermarket operations amounted to CLP (148,979) million for the six months ended as of June 30, 2013 from CLP (519,622) million for the six months ended June 30, 2012. The variation was primarily due to lower investment in Property, Plant and Equipment. Additionally in 2012 Cencosud acquired Prezunic and 38% of Jumbo Retail Argentina S.A. stake.

Home Improvement: Our net cash flows from home improvement operations amounted to CLP (10,753) million for the six months ended June 30, 2013 from CLP (18,810) million for the six months ended June 30, 2012. The variation was primarily due to lower organic growth in 2013.

Department Stores: Our net cash flows from department store operations amounted to CLP (7,632) million for the six months ended June 30, 2013 from CLP (26,532) million for the six months ended June 30, 2012. The variation was primarily because of lower investments in Properties, Plant and Equipment in 2013.

Shopping Centers: Our net cash flows from shopping center operations amounted to CLP (37,665) million for the six months ended June 30, 2013 from CLP (105,210) million for the six months ended June 30, 2012. The variation was primarily due to lower investments related to the Costanera Center project.

Financial Services: Our net cash flows from financial service operations amounted to CLP (13,941) million for the six months ended June 30, 2013 from CLP (3,370) million for the six months ended June 30, 2012. The variation is explained by higher investment in Mutual Funds.

Financing Activities: Our net cash flows from financing activities decreased to CLP (15,628) million from CLP 495,749 million, for the six months ended June 30, 2012. This change was primarily due to:

Supermarkets: Our net cash flows from supermarket operations decreased to CLP 1,869 million for the six months ended June 30, 2013 from CLP 425,266 million for the six months ended June 30, 2012. The variation was primarily due to the acquisition of Prezunic and Jumbo Retail Argentina in 2012.

Home Improvement: Our net cash flows from home improvement operations decreased to CLP (687) million for the six months ended June 30, 2013 from CLP 12,186 million for the six months ended June 30, 2012. The variation was primarily due to a lower need for funds related to organic growth in 2013 vs. 2012.

Department Stores: Our net cash flows from department store operations decreased to CLP (20,506) million for the six months ended June 30, 2013 from CLP 11,602 million for the six months ended June 30, 2012. The variation was primarily due to the transfer of Paris excess funds to other businesses.

Shopping Centers: Our net cash flows from shopping center operations decreased to CLP 24,224 million for the six months ended June 30, 2013 from CLP 47,630 million for the six months ended June 30, 2012. The variation was primarily due to a lower need for funds related to the Costanera Center project.

Financial Services: Our net cash flows from financial service operations increased to CLP (8,046) million for the six months ended June 30, 2013 from CLP (41,786) million for the six months ended June 30, 2012. The variation was primarily due to a lower need for funds related to the financial service operation in Peru, which carried out most of the investments related to the start up of operations in 2012.

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Working Capital Ratios14

(days)	2Q 2013	4Q12	Difference

Average period of receivables [1]
Supermarkets	15.9	16.7	-0.7
Home Improvement	15.8	18.9	-3.2
Department Store	8.0	10.0	-2.0
Shopping Centers	48.2	41.4	6.8

Average period of payables	45.3	44.0	1.3
Supermarkets	44.7	43.0	1.7
Home Improvement	48.2	44.0	4.2
Department Store	49.3	50.0	-0.7
Shopping Centers	41.1	41.0	0.1
Financial Retail	35.5	57.0	-21.5

Inventory turnover
Supermarkets	42.9	35.8	7.1
Home Improvement	104.5	100.0	4.5
Department Store	89.0	79.9	9.1

Days Receivable:

Supermarkets: Day’s receivable of the supermarket division decreased 0.7 days for the 2Q13 compared with the end of December 2012, mainly due to the reduction in day’s receivable in Brazil from 17.2 days as of December 2012, to 14.3 days for 2Q13 and to the improvement of the indicator from the Colombian supermarket operations.

Home Improvement: Day’s receivable of the home improvement division decreased 3.2 days for the 2Q13 compared with the end of December 2012, mainly due to the reduction in days receivable in Chile from 25.6 days by the end of 2012 to 20.0 days for the 2Q13, and in Colombia from 17.0 days by the end of 2012 to 12.4 days by the 2Q13.

Department Store: Day’s receivable of the home improvement division decreased 2 days for 2Q13 compared with the end of December 2012.

Shopping Center: Day’s receivable of the shopping center division increased 6.8 days as of 2Q13 compared with the end of December 2012 due to an increase in the day’s receivable in Chile, partially offset by a decrease in Argentina.

Average period of payables:

Supermarkets: Day’s payable of the Supermarket division increased 1.7 to in 47.7 days.
Home Improvement: Day’s payable of the Home Improvement division increased 4.2 days for the 2Q13 versus December 2012.
Department Store: Day’s payable of the Department Store division decreased 0.7 days for the 2Q13 versus December 2012.
Shopping Center: Day’s payable of the Shopping Center division remained stable at 41 days.
Financial Retail: Day’s payable of the Financial Service division decreased 21.5 days for the 2Q13 versus December 2012.

Inventory turnover:

Supermarkets: Days inventory from supermarkets increased from 35.8 days in December 2012 to 42.9 in the 2Q13, due to an increase in inventory days of Argentina and Peru, partially offset by lower days of stock in Colombia, Brazil and Chile.

14 The ratio average period of payables costs and expenses of merchandise are included. The Inventory ratio considers cost of merchandise of retail businesses: supermarkets, home improvement and department stores.

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Home Improvement: Day’s inventory from home improvement increased from 100 days in December 2012 to 104.5 days in 2Q13, mainly due to increased days of stock in Colombia and Argentina.
Department Store: Day’s inventory from department store division increased 9.1 days reaching 89 days in the 2Q13 from 79.9 days in December 2012.

Forward Looking Statements

This earnings release contains forward-looking statements. The Company desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in this report. These forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections concerning the Company, the industries and countries in which it operates. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. These forward-looking statements include statements with respect to the Company’s plans, strategies, beliefs and other statements that are not historical facts. These statements are based on the Company’s management’s assumptions and beliefs in light of the information currently available to them. These assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as other risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this earnings release might not occur, and the Company’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in this earnings release relate only to events or information as of the date on which the statements are made. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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Operating Data by Business Segment and Country

		Second Quarter
		2013	2012
N° stores (by the end of period):
Supermarkets[1]:	Chile	221	193
	Argentina	290	274
	Brazil	211	194
	Peru	87	75
	Colombia	96	0
	Supermarkets Subtotal	905	736
Home Improvement:	Chile	31	30
	Argentina	47	48
	Colombia	5	4
	Home Improvement Subtotal	83	82
Department Stores[2]:	Chile	78	76
	Peru	3	0
	Department Store Subtotal	81	76
Shopping Centers:	Chile	10	10
	Argentina	15	14
	Peru	3	2
	Colombia	1	0
	Shopping Centers Subtotal	29	26

Total		1,098	920

Total Selling Space (by the end of period)
Supermarkets:	Chile	535,151	475,733
	Argentina	517,981	510,000
	Brazil	529,206	481,417
	Peru	261,035	244,316
	Colombia	416,699	0
	Supermarkets Subtotal	2,260,073	1,711,465
Home Improvement:	Chile	299,806	283,154
	Argentina	369,067	391,654
	Colombia	45,260	35,360
	Home Improvement Subtotal	714,133	710,168
Department Stores:	Chile	374,345	371,460
	Peru	16,831	0
	Department Store Subtotal	391,176	371,460
Shopping Centers:	Chile	429,866	422,259
	Argentina	235,544	231,183
	Peru	61,688	49,322
	Colombia	28,614	0
	Shopping Centers Subtotal	755,711	702,764

Total		4,121,093	3,495,857

Average selling space per store:

Supermarkets:	Chile	2,421	2,465
	Argentina	1,786	1,861
	Brazil	2,508	2,482
	Peru	3,000	3,258
	Colombia	4,341
		2,497	2,325
Home Improvement:	Chile	9,671	9,438
	Argentina	7,852	8,159
	Colombia	9,052	8,840
		8,604	8,661
Department Stores:	Chile	4,799	4,888
	Peru	5,610
		4,829	4,888
Shopping Centers:	Chile	42,987	42,226
	Argentina	15,703	16,513
	Peru	15,678	24,661
	Colombia	28,614
		25,225	27,029

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		Second Quarter		Six-Month, ended June 30th
Average sales per store (in CLP$ millions):		2013	2012	2013	2012
Supermarkets:	Chile	2,403	2,535	4,779	4,973
	Argentina	1,475	1,591	2,932	3,144
	Brazil	2,403	2,706	4,808	5,547
	Peru	2,045	2,268	4,110	4,517
	Colombia	2,362	N.A.	4,730	N,A,
	Supermarkets Subtotal	2,067	2,202	4,125	4,397
Home Improvement:	Chile	3,477	3,221	7,182	6,543
	Argentina	3,365	3,067	6,649	6,168
	Colombia	2,120	2,641	4,132	5,345
	Home Improvement Subtotal	3,332	3,103	6,696	6,265
Department Store:	Chile	2,928	2,782	5,562	5,209
	Peru	717	N,A,	767	N,A,
	Department Store subtotal	2,846	2,782	5,384	5,209
Shopping Centers:	Chile	2,893	1,865	5,385	3,510
	Argentina	1,146	1,163	2,125	2,218
	Peru	467	902	958	1,695
	Colombia	1,764	N,A,	4,209	N,A,
	Shopping Center Subtotal	1,659	1,413	3,126	2,675
Sales per square meter (in CLP$ millions):		2013	2012	2013	2012
Supermarkets:	Chile	0.99	1.03	1.97	2.02
	Argentina	0.83	0.85	1.64	1.69
	Brazil	0.96	1.09	1.92	2.24
	Peru	0.68	0.70	1.37	1.39
	Colombia	0.54	N.A.	1.09	N.A.
	Supermarkets Subtotal	0.83	0.95	1.65	1.89
Home Improvement:	Chile	0.36	0.34	0.74	0.69
	Argentina	0.43	0.38	0.85	0.76
	Colombia	0.23	0.30	0.46	0.60
	Home Improvement Subtotal	0.39	0.36	0.78	0.72
Department Store:	Chile	0.61	0.57	1.16	1.07
	Peru	0.13	N.A.	0.14	N.A.
	Department Store subtotal	0.59	0.57	1.11	1.07
Shopping Centers:	Chile	0.07	0.04	0.13	0.08
	Argentina	0.07	0.07	0.14	0.13
	Peru	0.03	0.04	0.06	0.07
	Colombia	0.06	N.A.	0.15	N.A.
	Shopping Center Subtotal	0.07	0.05	0.12	0.10
Increase (decrease) in Nominal Same Store Sales in LOCAL CURRENCY		2013	2012	2013	2012
Supermarkets:	Chile	-0.2%	5.0%	1.1%	5.8%
	Argentina	14.4%	19.2%	14.7%	20.6%
	Brazil	0.0%	1.7%	1.1%	2.2%
	Peru	2.1%	4.3%	1.5%	6.4%
Home Improvement:	Chile	4.1%	7.8%	5.7%	5.3%
	Argentina	30.9%	31.0%	28.1%	30.5%
	Colombia	0.4%	5.3%	-1.6%	8.3%
Department Store:	Chile	2.9%	5.5%	3.8%	7.3%

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CONSOLIDATED INCOME DATA

(In millions of Chilean pesos as of June 30th, 2013)

	Second Quarter			Six-Month, ended June 30th
	2013 CLP MM	2012 CLP MM	Δ%	2013 CLP MM	2012 CLP MM	Δ%

Net revenues	2,508,008	2,197,784	14.1%	4,976,447	4,366,693	14.0%
Cost of sales	-1,791,842	-1,573,368	13.9%	-3,571,301	-3,139,475	13.8%

Gross profit	716,166	624,416	14.7%	1,405,145	1,227,218	14.5%
Selling and administrative expenses	-607,988	-526,686	15.4%	-1,205,537	-1,010,578	19.3%
Other income by function	7,015	19,502	-64.0%	23,883	41,921	-43.0%
Other gain (Losses)	-3,055	-272	1021.2%	6,056	-8,511	-171.1%

Operating income	112,138	116,960	-4.1%	229,547	250,050	-8.2%
Participation in profit or loss of equity method associates	1,414	1,140	24.0%	2,769	2,240	23.6%
Financial Income	2,265	1,881	20.5%	3,811	4,688	-18.7%
Finance Costs [for Non-Financial Activities]	-57,400	-48,230	19.0%	-127,341	-98,014	29.9%
Income (loss) from foreign exchange variations	-27,920	-9,226	202.6%	-30,203	-2,607	1058.7%

Result of indexation units	-802	-5,381	-85.1%	-3,644	-14,029	-74.0%

Non-operating income (loss)	-82,443	-59,816	37.8%	-154,607	-107,721	43.5%

Income before income taxes	29,695	57,143	-48.0%	74,939	142,330	-47.3%
Income taxes	-21,249	-20,441	4.0%	-46,288	-48,752	-5.1%

Profit (Loss)	7,976	36,167	-77.9%	28,039	90,582	-69.0%

Profit (Loss) Attributable to Equity Holders of Parent	8,446	36,702	-77.0%	28,651	93,578	-69.4%
Profit (Loss) Attributable to Minority Interest	-470	-535	-12.2%	-612	-2,995	-79.6%

Net income per share	10,5	40,0	-73.7%	10,5	40,0	-73.7%
Number of shares outstanding (in millions)	2,829	2,356	20.0%	2,829	2,356	20.0%

Cash Flow Data

Net cash provided by (used in):
Operating activities	85,199	119,901	-28.9%	76,094	144,000	-47.2%
Financing activities	-33,546	314,046	-110.7%	-15,628	495,749	-103.2%
Investing activities	-77,252	-430,242	-82.0%	-183,940	-679,017	-72.9%
Other Financial Information

Organic Capex	-94,576	-176,325	-46.4%	-192,069	-321,553	-40.3%
Acquisitions	0	-248,903	-100.0%	0	-362,083	-100.0%
Depreciation	45,668	31,254	46.1%	90,216	61,869	45.8%
Amortization	4,011	3,281	22.3%	7,174	4,661	53.9%
Revalue of Assets	-3,875	-18,205	-78.7%	-17,504	-39,160	-55.3%
EBITDA	134,508	138,027	-2.5%	295,859	302,185	-2.1%
Adjusted EBITDA	159,355	134,429	18.5%	312,203	279,660	11.6%
Financial Ratios

Gross margin	28,6%	28,4%	0.1Pt	28,2%	28,10%	0.1Pt
Operating margin	4,5%	5,3%	-0.9Pt	4,6%	5,73%	-1.1Pt
Net margin	0,3%	1,6%	-1.3Pt	0,6%	2,07%	-1.5Pt
EBITDA margin	5,4%	6,3%	-0.9Pt	5,9%	6,92%	-1.0Pt

Adjusted EBITDA	6,4%	6,1%	0.2Pt	6,3%	6,40%	-0.1Pt

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SELECTED FINANCIAL DATA BY BUSINESS SEGMENT AND COUNTRY

(In millions of Chilean pesos as of June 30th, 2013)

		Second Quarter			Six-Month, ended June 30th
		2013	2012	D %	2013	2012	D %
		CLP MM	CLP MM		CLP MM	CLP MM
Supermarkets	Chile	530,958	489.289	8.5%	1,056,266	959.737	10.1%
	Argentina	427,621	435.857	-1.9%	850,325	861.579	-1.3%
	Brazil	506,965	525.043	-3.4%	1,014,483	1.076.113	-5.7%
	Peru	177,944	170.118	4.6%	357,580	338.780	5.5%
	Colombia	226,706	0	N.A.	454,068	0	N.A.
	Subtotal	1,870,195	1.620.307	15.4%	3,732,722	3.236.210	15.3%

Home Improvement	Chile	107,791	96.620	11.6%	222,640	196.289	13.4%
	Argentina	158,176	147.232	7.4%	312,506	296.065	5.6%
	Colombia	10,600	10.562	0.4%	20,661	21.380	-3.4%
	Subtotal	276,567	254.414	8.7%	555,807	513.734	8.2%

Department Stores:	Chile	228,564	211.395	8.1%	433,958	395.875	9.6%
	Peru	2,152	0	N.A.	2,300	0	N.A.
	Subtotal	230,716	211.395	9.1%	436,259	395.875	10.2%

Shopping Centers:	Chile	28,773	18.647	54.3%	53,688	35.101	53.0%
	Argentina	17,190	16.280	5.6%	31,878	31.052	2.7%
	Peru	1,869	1.803	3.6%	3,832	3.390	13.1%
	Colombia	1,764	0	N.A.	4,209	0	N.A.
	Subtotal	49,595	36.731	35.0%	93,607	69.543	34.6%

Financial Services:	Chile	55,293	56.721	-2.5%	108,930	115.328	-5.5%
	Argentina	10,837	10.804	0.3%	21,837	21.143	3.3%
	Brazil	1,038	1.201	-13.6%	2,265	2.350	-3.6%
	Peru	5,394	2.947	83.0%	9,616	0	N.A.
	Colombia	3,038	0	N.A.	5,465	0	N.A.
	Subtotal	75,599	71.672	5.5%	148,112	138.822	6.7%

Others:	Chile	-152	-114	34.0%	-462	1.367	-133.8%
	Argentina	4,826	3.031	59.2%	9,231	5.204	77.4%
	Peru	662	347	90.5%	1,171	639	83.3%
	Subtotal	5,336	3.265	63.4%	9,940	7.210	37.9%
TOTAL INGRESOS NETOS		2,508,008	2.197.784	14.1%	4,976,447	4.361.393	14.1%
Supermarkets	Chile	-398,048	-371.446	7.2%	-794,236	-732.072	8.5%
	Argentina	-301,639	-305.219	-1.2%	-597,906	-605.678	-1.3%
	Brazil	-393,597	-411.486	-4.3%	-788,474	-841.175	-6.3%
	Peru	-137,134	-128.567	6.7%	-274,020	-256.963	6.6%
	Colombia	-183,278	0	N.A.	-366,224	0	N.A.
	Subtotal	-1,413,696	-1.216.719	16.2%	-2,820,861	-2.435.889	15.8%

Home Improvement	Chile	-79,206	-71.252	11.2%	-163,222	-144.900	12.6%
	Argentina	-102,730	-95.381	7.7%	-200,252	-191.676	4.5%
	Colombia	-7,920	-7.857	0.8%	-15,461	-15.837	-2.4%
	Subtotal	-189,856	-174.491	8.8%	-378,935	-352.412	7.5%

Department Stores:	Chile	-158,973	-148.738	6.9%	-308,703	-285.795	8.0%
	Peru	-1,605	0	N.A.	-1,694	0	N.A.
	Subtotal	-160,578	-148.738	8.0%	-310,397	-285.795	8.6%

Shopping Centers:	Chile	-1,800	-620	190.6%	-4,040	-2.395	68.7%
	Argentina	-3,681	-4.105	-10.3%	-6,740	-7.198	-6.4%
	Peru	-83	-281	-70.4%	-274	-512	-46.5%
	Colombia	212	0	N.A.	-233	0	N.A.
	Subtotal	-5,353	-5.006	6.9%	-11,287	-10.105	11.7%

Financial Services:	Chile	-15,112	-21.921	-31.1%	-35,620	-43.919	-18.9%
	Argentina	-2,248	-2.563	-12.3%	-5,380	-5.254	2.4%
	Brazil	0	0	N.A.	0	0	N.A.
	Peru	-3,418	-3.011	13.5%	-6,389	0	N.A.
	Subtotal	-20,777	-27.495	-24.4%	-47,389	-49.174	-3.6%

	Chile	-155	-110	41.4%	-285	-228	24.8%
Others:	Argentina	-1,253	-790	58.7%	-1,654	-1.035	59.8%
	Peru	-174	-21	726.3%	-495	-56	784.4%
	Subtotal	-1,582	-921	71.9%	-2,433	-1.319	84.4%
TOTAL COSTO DE VENTAS		-1,791,842	-1,573,368	13.9%	-3,571,301	-3,134,694	13.9%
Supermarkets	Chile	132,910	117.843	12.8%	262,030	227.665	15.1%
	Argentina	125,983	130.638	-3.6%	252,419	255.901	-1.4%

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	Brazil	113,368	113.556	-0.2%	226,009	234.938	-3.8%
	Peru	40,810	41.551	-1.8%	83,560	81.817	2.1%
	Colombia	43,428	0	N.A.	87,844	0	N.A.
	Subtotal	456,498	403.588	13.1%	911,861	800.321	13.9%

Home Improvement	Chile	28,585	25.368	12.7%	59,418	51.389	15.6%
	Argentina	55,445	51.851	6.9%	112,254	104.389	7.5%
	Colombia	2,680	2.705	-0.9%	5,200	5.544	-6.2%
	Subtotal	86,711	79.924	8.5%	176,872	161.322	9.6%

Department Stores:	Chile	69,592	62.657	11.1%	125,256	110.080	13.8%
	Peru	547	0	N.A.	606	0	N.A.
	Subtotal	70,139	62.657	11.9%	125,861	110.080	14.3%

Shopping Centers:	Chile	26,972	18.028	49.6%	49,648	32.706	51.8%
	Argentina	13,509	12.175	11.0%	25,138	23.854	5.4%
	Peru	1,786	1.522	17.3%	3,559	2.878	23.6%
	Colombia	1,976	0	N.A.	3,976	0	N.A.
	Subtotal	44,242	31.725	39.5%	82,321	59.437	38.5%

Financial Services:	Chile	40,181	34.800	15.5%	73,310	71.409	2.7%
	Argentina	8,589	8.241	4.2%	16,457	15.889	3.6%
	Brazil	1,038	1.201	-13.6%	2,265	2.350	-3.6%
	Peru	1,977	-64	-3176.9%	3,227	0	N.A.
	Colombia	3,038	0	N.A.	5,465	0	N.A.
	Subtotal	54,822	44.177	24.1%	100,723	89.648	12.4%

Others:	Chile	-308	-224	37.7%	-747	1.139	-165.6%
	Argentina	3,573	2.242	59.4%	7,577	4.169	81.8%
	Peru	488	326	49.6%	676	583	16.0%
	Subtotal	3,754	2.345	60.1%	7,507	5.891	27.4%
TOTAL RESULTADO BRUTO		716,166	624,416	14.7%	1,405,145	1,226,699	14.5%

CONSOLIDATED BALANCE SHEET

(In millions of Chilean pesos as of June 30th, 2013)

	Jun-13 MM Ch$	Dec-12 MM Ch$	Variation	%
Current Assets:
Cash and cash equivalents	115,347	237,721	-122,373	-51.5%
Other financial assets, current	55,473	68,167	-12,693	-18.6%
Other non-financial assets, current	14,951	9,992	4,959	49.6%
Trade receivables and other receivables	1,011,877	1,060,333	-48,456	-4.6%
Receivables from related entities, current	1,108	324	784	242.4%
Inventory	985,778	914,605	71,173	7.8%
Current tax assets	20,597	31,270	-10,673	-34.1%
TOTAL CURRENT ASSETS	2,205,132	2,322,411	-117,279	-5.0%
Non-Current Assets
Other financial assets, non-current	43,217	41,007	2,210	5.4%
Other non-financial assets, non-current	40,116	38,280	1,836	4.8%
Trade receivable and other receivables, non current	147,093	142,306	4,787	3.4%
Equity method investment	43,178	42,260	917	2.2%
Intangible assets other than goodwill	541,880	544,899	-3,019	-0.6%
Goodwill	1,664,556	1,718,393	-53,837	-3.1%
Property, plant and equipment	3,142,063	3,135,745	6,318	0.2%
Investment property	1,488,200	1,471,344	16,857	1.1%
Current Tax assets, non-current	18,211	4,826	13,385	277.4%
Deferred income tax assets	284,187	260,102	24,085	9.3%
TOTAL NON-CURRENT ASSETS	7,412,702	7,399,162	13,540	0.2%

TOTAL ASSETS	9,617,834	9,721,573	-103,739	-1.1%
Current Liabilities:
Other financial liabilities, current	619,501	1,179,132	-559,630	-47.5%
Trade payables and other payables	1,715,362	1,903,582	-188,219	-9.9%
Payables to related entities, current	1,316	974	341	35.0%
Provisions and other liabilities	41,723	22,624	19,100	84.4%
Current income tax liabilities	42,003	46,798	-4,795	-10.2%
Current provision for employee benefits	82,890	78,800	4,090	5.2%
Other non-financial liabilities, current	25,869	84,317	-58,447	-69.3%
TOTAL CURRENT LIABILITIES	2,528,666	3,316,226	-787,561	-23.7%

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Non-current liabilities
Other financial liabilities	2,288,914	2,359,501	-70,587	-3.0%
Trade accounts payable	6,457	7,411	-954	-12.9%
Provisions and other liabilities	117,187	111,321	5,866	5.3%
Deferred income tax liabilities	458,518	443,994	14,524	3.3%
Current tax liabilities	0	0	0	N.A.
Other non-financial liabilities, non-current	69,309	70,909	-1,601	-2.3%
TOTAL NON-CURRENT LIABILITIES	2,940,384	2,993,135	-52,751	-1.8%
Equity:
Paid-in Capital	2,321,381	1,551,812	769,569	49.6%
Issuance premium	526,633	477,341	49,292	10.3%
Other reserves	-592,354	-484,364	-107,990	22.3%
Retained earnings (accumulated losses)	1,891,633	1,866,746	24,887	1.3%
Net equity attributable to controlling shareholders	4,147,293	3,411,534	735,759	21.6%
Non-controlling interest	1,491	678	814	120.1%
TOTAL NET EQUITY	4,148,784	3,412,212	736,572	21.6%

TOTAL NET EQUITY AND LIABILITIES	9,617,834	9,721,573	-103,739	-1.1%

Reconciliation of Non-IFRS Measures to (Profit/Loss)

This earnings release makes reference to certain non-IFRS measures, namely EBIT, EBITDA and Adjusted EBITDA, These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies, Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’ results of operations from management’s perspective, Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS,

EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes, EBITDA represents EBIT plus depreciation and amortization expense, Adjusted EBITDA represents EBITDA as further adjusted to reflect items set forth in the table below, We have included EBIT, EBITDA and Adjusted EBITDA to provide investors with a supplemental measure of our operating performance,

We believe EBIT, EBITDA and Adjusted EBITDA are an important supplemental measure of operating performance because they eliminate items that have less bearing on our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures, We also believe that securities analysts, investors and other interested parties frequently use EBITDA in the evaluation of issuers, many of which present EBITDA when reporting their results,

Our management also uses EBITDA and Adjusted EBITDA in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, assess our ability to meet our future debt service, capital expenditure and working capital requirements and assess our ability to pay dividends on our capital stock,

EBIT, EBITDA and Adjusted EBITDA have important limitations as analytical tools, For example, neither EBIT, EBITDA nor Adjusted EBITDA reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us, Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us,

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We believe that the presentation of the non-IFRS measures described above is appropriate, However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS, Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBIT, EBITDA and Adjusted EBITDA only supplementally, In addition, because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented in this report is not, comparable to similarly titled measures reported by other companies,

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA and to Adjusted EBITDA is set forth below:

	Second Quarter			Six-Month, ended June 30th
	2013	2012		2013	2012
Adjusted EBITDA Composition	CLP MM	CLP MM	Δ %	CLP MM	CLP MM	Δ %

Profit (Loss)	8,446	36,702	-77.0%	28,651	93,578	-69.38%
Financial Income	-2,265	-1,881	20.5%	-3,811	-4,688	-18.71%
Finance Costs [for Non-Financial Activities]	57,400	48,230	19.0%	127,341	98,014	29.92%
Result from Indexation Units	802	5,381	-85.1%	3,644	14,029	-74.02%
Result from Exchange Variations	27,920	9,226	202.6%	30,203	2,607	1058.72%
Income taxes	21,249	20,441	4.0%	46,288	48,752	-5.05%
Depreciation & Amortization	49,678	34,535	43.9%	97,390	66,529	46.39%
Revaluation of Investment Properties	-3,875	-18,205	-78.7%	-17,504	-39,160	-55.30%
Adjusted EBITDA	159,355	134,429	18.5%	312,203	279,660	11.64%

Quarter ended June 30, 2013 (in millions of Ch$)

Information by Segment	Supermarkets	Shopping Centers	Home Improvement	Department Store	Financial Service	Others	Consolidated
Profit (loss) attributable to controlling shareholders	47,414	38,423	10,893	11,877	29,960	-130,591	7,976
Profit attributable to non-controlling shareholders	0	0	0	0	0	470	470
Net Income	47,414	38,423	10,893	11,877	29,960	-130,121	8,446
Financial Expense (net)	0	0	0	0	0	55,135	55,135
Income Tax Charge	0	0	0	0	0	21,249	21,249
EBIT	47,414	38,423	10,893	11,877	29,960	-53,737	84,830
Depreciation and Amortization	35,795	242	4,844	6,247	995	1,556	49,678
EBITDA	83,209	38,664	15,737	18,124	30,955	-52,182	134,508
Exchange differences	0	0	0	0	0	27,920	27,920
Increase on Revaluation of Investment Properties	0	-3,875	0	0	0	0	-3,875
(Losses) gains from indexation	0	0	0	0	0	802	802
Adjusted EBITDA	83,209	34,789	15,737	18,124	30,955	-23,460	159,355

Six-month ended June 30, 2013 (in millions of Ch$)

Information by Segment	Supermarkets	Shopping Centers	Home Improvement	Department Store	Financial Service	Others	Consolidated
Profit (loss) attributable to controlling shareholders	114,941	82,068	31,744	9,195	31,130	-241,040	28,039
Profit attributable to non-controlling shareholders	0	0	0	0	0	612	612
Net Income	114,941	82,068	31,744	9,195	31,130	-240,428	28,651
Financial Expense (net)	0	0	0	0	0	123,530	123,530
Income Tax Charge	0	0	0	0	0	46,288	46,288
EBIT	114,941	82,068	31,744	9,195	31,130	-70,610	198,469
Depreciation and Amortization	69,568	1,167	9,602	12,132	1,932	2,990	97,390
EBITDA	184,509	83,236	41,346	21,327	33,062	-67,621	295,859
Exchange differences	0	0	0	0	0	30,203	30,203
Increase on Revaluation of Investment Properties	0	-17,504	0	0	0	0	-17,504
(Losses) gains from indexation	0	0	0	0	0	3,644	3,644
Adjusted EBITDA	184,509	65,732	41,346	21,327	33,062	-33,774	312,203

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Quarter ended June 30, 2012 (in millions of Ch$)

Information by Segment	Supermarkets	Shopping Centers	Home Improvement	Department Store	Financial Service	Others	Consolidated
Profit (loss) attributable to controlling shareholders	58,542	45,348	9,502	7,743	15,534	-100,501	36,167
Profit attributable to non-controlling shareholders	0	0	0	0	0	535	535
Net Income	58,542	45,348	9,502	7,743	15,534	-99,966	36,702
Financial Expense (net)	0	0	0	0	0	46,349	46,349
Income Tax Charge	0	0	0	0	0	20,441	20,441
EBIT	58,542	45,348	9,502	7,743	15,534	-33,176	103,492
Depreciation and Amortization	20,813	473	4,274	7,173	973	828	34,535
EBITDA	79,355	45,820	13,777	14,916	16,507	-32,348	138,027
Exchange differences	0	0	0	0	0	9,226	9,226
Increase on Revaluation of Investment Properties	0	-18,205	0	0	0	0	-18,205
(Losses) gains from indexation	0	0	0	0	0	5,381	5,381
Adjusted EBITDA	79,355	27,615	13,777	14,916	16,507	-17,741	134,429

Six-month ended June 30, 2012 (in millions of Ch$)

Information by Segment	Supermarkets	Shopping Centers	Home Improvement	Department Store	Financial Service	Others	Consolidated
Profit (loss) attributable to controlling shareholders	133,137	87,491	30,282	4,080	38,979	-203,387	90,582
Profit attributable to non-controlling shareholders	0	0	0	0	0	2,995	2,995
Net Income	133,137	87,491	30,282	4,080	38,979	-200,391	93,578
Financial Expense (net)	0	0	0	0	0	93,326	93,326
Income Tax Charge	0	0	0	0	0	48,752	48,752
EBIT	133,137	87,491	30,282	4,080	38,979	-58,314	235,655
Depreciation and Amortization	40,711	952	8,506	13,225	1,549	1,586	66,529
EBITDA	173,848	88,444	38,788	17,305	40,528	-56,728	302,185
Exchange differences	0	0	0	0	0	-2,607	-2,607
Increase on Revaluation of Investment Properties	0	-39,160	0	0	0	0	-39,160
(Losses) gains from indexation	0	0	0	0	0	-14,029	-14,029
Adjusted EBITDA	173,848	49,284	38,788	17,305	40,528	-40,093	279,660

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